UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

APELLIS PHARMACEUTICALS, INC.

(Name of Subject Company)

ASPEN PURCHASER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

BIOGEN INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

03753U106

(CUSIP Number of Class of Securities)

Wendell Taylor

Chief Corporation Counsel

Biogen Inc.

225 Binney Street

Cambridge, MA 02142

(617) 679-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Aaron M. Gruber

Bethany A. Pfalzgraf

Ryan J. Wichtowski

Cravath, Swaine & Moore LLP

Two Manhattan West

375 Ninth Avenue

New York, NY 10001

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on April 14, 2026, by Biogen Inc., a Delaware corporation (“Biogen”). The Schedule TO relates to the tender offer by Aspen Purchaser Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Biogen (“Purchaser”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Apellis Pharmaceuticals, Inc., a Delaware corporation (“Apellis”), in exchange for (i) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding, plus (ii) one contractual, non-transferable contingent value right per Share representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of the CVR Agreement (as defined in the Offer to Purchase), in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 2026 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute after 11:59 p.m., Eastern Time, on May 13, 2026 (such date and time, the “Expiration Time”), and the Offer was not extended. Equiniti Trust Company, LLC, the depositary for the Offer, advised Purchaser that, immediately prior to the Expiration Time, a total of 105,687,831 Shares were validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 82.4% of the Shares outstanding immediately prior to the Expiration Time.

As of the Expiration Time, the number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6)(f) of the DGCL), together with any Shares beneficially owned by Biogen or any of its subsidiaries, satisfied the Minimum Condition. All other conditions to the consummation of the Offer having been satisfied or waived, on May 14, 2026, Purchaser irrevocably accepted for payment all Shares that were validly tendered (and not validly withdrawn) pursuant to the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement.

Following the Expiration Time and acceptance for payment of the Shares, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied or waived, and Purchaser will consummate the Merger on May 14, 2026 in accordance with Section 251(h) of the DGCL without a vote of the stockholders of Apellis. At the Effective Time, Purchaser will merge with and into Apellis, the separate existence of Purchaser will cease and Apellis will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Biogen. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the effective time (other than Shares that are (i) held in the treasury of Apellis, (ii) irrevocably accepted for purchase in the Offer by Purchaser and “received” (as such term is defined by Section 251(h)(6)(f) of the DGCL) by Purchaser, (iii) held by Biogen, Purchaser or any other wholly owned subsidiary of Biogen as of both the commencement of the Offer and immediately prior to the Effective Time or (iv) held by stockholders who were entitled to, and properly demanded, appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Merger Consideration without interest and subject to reduction for any applicable withholding taxes.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Biogen and Apellis intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Apellis’ reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOGEN INC.

By	/s/ Robin Kramer
Name: Robin Kramer
Title: Chief Financial Officer
Date: May 14, 2026

ASPEN PURCHASER SUB, INC.

By	/s/ Michael Dambach
Name: Michael Dambach
Title: Authorized Signatory
Date: May 14, 2026